August 20, 2018

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Energy Services Reunited Corp.
Registration Statement on Form F-3 filed on July 16, 2018
File No. 333-226194 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), National Energy Services Reunited Corp. (the “Registrant”) hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington D.C. time, on Wednesday, August 22, 2018, or as soon as possible thereafter.

Please contact Eric Johnson of Locke Lord LLP at (713) 226-1249 with any questions you may have concerning this request.

[Signature Page Follows]

Very truly yours,

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Melissa Cougle
Melissa Cougle
Chief Financial Officer

cc:	Via Email
J. Eric Johnson
Locke Lord LLP